NCIQ

Hashdex Nasdaq CME Crypto Index ETF

Nasdaq

Finally, the crypto market in a single ETF.

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See the section below entitled Documents for the prospectus and prospectus supplements.

The Fund, an exchange traded product, is not registered under the Investment Company Act of 1940 (the "1940 Act"), and therefore is not subject to the same regulations and protections as mutual funds or traditional ETFs registered under the 1940 Act.

USD 16.45	USD 16.44	13,120,000	USD 217.44M
NAV Pricing	Closing Price	Common Shares Outstanding	Total Net Assets
As of July 22, 2026	As of July 22, 2026	As of July 22, 2026	As of July 22, 2026

Investment objective

The investment objective is for changes in the Common Shares' NAV to reflect the daily changes of the price of the Nasdaq CME Crypto Settlement Price Index (NCIS) (the "Index"), less expenses and liabilities of the Trust., less expenses and liabilities of the Trust.

The Hashdex Nasdaq CME Crypto Index ETF provides market-cap weighted exposure to crypto assets through an exchange-traded product, trading under the ticker "NCIQ." Its benchmark, the Nasdaq CME Crypto Settlement Price Index (NCIS), has a rules-based methodology that may include more assets in the future.[1]

1. The Nasdaq CME Crypto Settlement Price Index (NCIS) is the daily closing value of the Nasdaq CME Crypto Index (NCI). The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. **For more information, please visit the official index page**.

What is NCIQ?

The Hashdex Nasdaq CME Crypto Index ETF (NCIQ) is an exchange-traded product that provides market-cap weighted exposure to a diversified basket of crypto assets, tracking the Nasdaq CME Crypto Settlement Price Index (NCIS).

The Nasdaq CME Crypto Settlement Price Index (NCIS) is the daily closing value of the Nasdaq CME Crypto Index (NCI).

Why NCIQ?

Institutional-Grade

Nasdaq and CME bring decades of financial infrastructure expertise to the crypto asset class.

Rules-Based

An index methodology built with stringent eligibility requirements to best represent the crypto market.

Familiar

Passive, dynamic exposure to the crypto market in the familiar structure of an ETF.

Index Composition*

Name	Weight (%)
Bitcoin - BTC	78.1
Ethereum - ETH	11.9
XRP - XRP	5.3
Solana - SOL	3.2
Cardano - ADA	0.5
Chainlink - LINK	0.4
Stellar - XLM	0.4
Bitcoin Cash - BCH	0.2

As of July 23, 2026 (Subject to change)

* The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. For more information, please visit the official index page.

Product Details

Fund terms and key facts

Trading Symbol	NCIQ	**CUSIP**	41809Y 102
Inception Date	02/13/2025	**Exchange Availability**	Nasdaq
Benchmark Index	NCIS - Nasdaq CME Crypto Settlement Price Index*	**Management Fee**	0.25%
ISIN	US41809Y1029	**Options**	Options Available**

Service providers

Administrator	U.S. Bancorp Fund Services, LLC	**Marketing Agent**	Paralel Distributors LLC
Sponsor	Hashdex Asset Management Ltd.		

The Fund is not a fund registered under the Investment Company Act of 1940, as amended (1940 Act), and is not subject to regulation under the 1940 Act, unlike most traditional ETFs and mutual funds.

*The Index is the Nasdaq CME Crypto Settlement Price Index (NCIS), the daily closing value of the Nasdaq CME Crypto Index (NCI), calculated by CF Benchmarks Limited. The Index is designed to provide investment funds with a mechanism to offer investors price exposure to certain crypto assets. One cannot invest directly in an index.

**Hashdex has no role in the listing or management of NCIQ options. Options trading involves significant risk, is not suitable for all investors, and may result in the total loss of premium paid

Paralel Distributors LLC, Hashdex Asset Management Ltd., and U.S. Bancorp Fund Services LLC are not affiliated.

Staking

The Trust may stake a portion of its Eligible Staking Assets through one or more third-party Staking Services Providers. Staking involves committing crypto assets to support the operations and security of the applicable Index Constituent Networks in return for the potential to earn rewards. Staking involves risks, including validator misbehavior, slashing penalties, unbonding periods during which assets are locked and unavailable, and the possibility that the Trust receives no staking rewards. Staking rewards accrue net of fees paid to Staking Services Providers. Net Staking Income is then subject to a special allocation to the Sponsor, as described in the prospectus.

Target staking range	10%–20% of the Trust's total net asset value	**Portion of the AUM currently staked**	— of total net asset value
Staking service provider fees	Ethereum (ETH): 8% · Solana (SOL): 8% · Cardano (ADA): 5% of gross staking rewards		

Staking metrics shown are not a yield, return, or performance figure and do not predict future results. Staking rewards are variable, not guaranteed, and may be zero.

Holdings

As of July 22, 2026

Name	Shares	Price	Weight
BITCOIN	2,558.94	66,429.83	78.18%
ETHEREUM	13,282.42	1,923.05	11.75%
RIPPLE	10,038,730.22	1.16	5.34%
SOLANA	88,879.14	77.73	3.18%
CARDANO	6,162,209.26	0.17	0.49%
CHAINLINK	97,399.36	8.62	0.39%
STELLAR	4,237,995.73	0.19	0.38%
BITCOIN CASH	2,392.66	223.93	-
CASH & OTHER	1,273.44	1.00	-

Download all the Holding details (Holdings are subject to change)

The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. **For more information, please visit the official index page**.

Performance**

Monthly Quarterly

As of June 30, 2026

	1M	3M	YTD	1Y	Since inception
NCIQ (Market Price)	-19.95%	-15.21%	-35.73%	-46.74%	-41.56%
NCIQ (NAV)	-20.24%	-15.50%	-35.87%	-46.78%	-41.74%

The performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's Common Shares, when sold or redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Returns less than one year are cumulative.

The market price is the final price at which a security is traded on a given trading day. Net Asset Value (NAV) is value per share on a specific date or time.

Because the Fund provides exposure to crypto assets, an investment in the Fund will subject the investor to the risks of the crypto asset market, and this could result in substantial fluctuations in the price of the Fund's Common Shares.

Common Shares of the Fund are bought and sold at market price (not NAV) and are not individually redeemed from the Trust. Any applicable brokerage fees and commissions apply and will reduce returns.

U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) (the 'Administrator') calculates an approximate net asset value (NAV) every 15 seconds throughout each trading day on which the Trust's Common Shares are listed on the Exchange. The NAV is calculated entirely independently by U.S. Bank.

** The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards. For more information, please visit the official index page.

Historical Premium / Discount

As of July 22, 2026


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100
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Premium or Discount (bps)
February 13, 2025
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Daily Statistics

As of July 22, 2026

NAV	Market Price	Difference	Premium / Discount	30-Day Median Bid/Ask Spread	20-Day Avg/Volume	Trading Volume from Previous Day
16.45	16.44	-0.01	-0.06%	0.24%	19,806.7	36,327

Premium / Discount - The amount the fund is trading above or below the reported NAV expressed as a percentage of the NAV. When the fund's market price is greater than the fund's NAV, it is said to be trading at a "Premium" and the percentage is expressed as a positive number. When the fund's market price is less than the fund's NAV, it is said to be trading at a "Discount" and the percentage is expressed as a negative number.
30-Day Median Bid-Ask Spread - Gives investors the midpoint within the spread between an ETF's selling price (bid) and buying price (offer).
20-Day Avg Volume - 20-Day Average Volume is the sum of last 20 days of trading volume divided by 20 days.
Trading Volume from Previous Day - The trading volume from previous day data for NCIQ are sourced directly from Bloomberg and imported into our systems. These data are considered reliable, and we make every effort to double-check their accuracy.

For the trust methodology for the calculation of its net asset value, please refer to the Prospectus www.hashdex-etfs.com/NCIQ/prospectus section "Business of the Trust — Calculating NAV

Premium / Discount Summary Table

As of July 22, 2026

	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025	Q1 2026	Q2 2026	Q3 2026	2026
Days Traded at NAV	2	7	4	7	20	6	10	1	17
Days Traded at Premium	16	21	19	21	77	37	29	3	69
Days Traded at Discount	14	34	41	36	125	18	23	11	52

Premium / Discount

As of July 22, 2026

View Quarter to date


Greater than or equal to 2%
0.51% to 1.99%
Less than or equal to 0.5%
Equal to 0%
Greater than or equal to -0.5%
-0.51% to -1.99%
Less than or equal to -2.0%
90 Days
180 Days
270 Days
360 Days

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Documents

- 2026 NCIQ Prospectus
- NCIQ Fact Sheet
- NCIQ Investment Case
- NCIQ Qualified Notice February 2025
- Form 10 Q - March 25
- Form 10 Q - June 25
- NCIQ Liquidity Policy
- NCIQ Qualified Notice October 2025
- Form 10 Q - September 25

The issuer has filed a registration statement (including a compiled Prospectus www.hashdex-etfs.com/NCIQ/prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus and/or prospectus supplement if you request it by calling (917) 525-5635. Before making an investment decision, you should carefully consider the risk factors and other information included in the Prospectus and Prospectus Supplement.

Legal Disclaimer

The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

An investment in any investment vehicle and crypto assets is highly speculative and is not intended as a complete investment program. It is designed only for persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicles will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex's investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered "conservative," "safe," "risk free," or "risk averse."

The Hashdex Nasdaq CME Crypto Index ETF ("Fund") currently holds the crypto assets. Because the Fund's investment objective is to track the price of the Nasdaq CME Crypto Settlement Price Index (NCIS) ("Index") less expenses and liabilities of the Trust, changes in the price of the Common Shares may vary from changes in the spot price of crypto assets. **An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund.**

Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the "Risk Factors" section of the Prospectus.

NCIQ: Effective January 20, 2026, the Fund changed its name from Hashdex Nasdaq Crypto Index ETF (NCIQ) to Hashdex Nasdaq CME Crypto Index ETF (NCIQ).

Index: Effective January 20, 2026, the index changed its name from Nasdaq Crypto Index (NCI) to Nasdaq CME Crypto Index.

Fund Risks

The Index has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.

Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Fund.

The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund's small asset base, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund's NAV and its market price. The lack of active trading markets for the Common Shares may result in losses on investors' investments at the time of disposition of Common Shares.

The Fund has a limited operating history.

The Fund holds crypto assets; however, an investment in the Fund is not a direct investment in crypto assets. The value of the shares may fluctuate more than shares invested in a broader range of industries. **For more information, please visit the official index page**.

The Trust may experience tracking difference - positive or negative — relative to the index's performance. The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards.

The Fund has a limited operating history.

The Fund holds crypto assets; however, an investment in the Fund is not a direct investment in crypto assets. The value of the shares may fluctuate more than shares invested in a broader range of industries. **For more information, please visit the official index page**.

The Trust may experience tracking difference - positive or negative — relative to the index's performance. The inclusion of any additional crypto asset to the Fund's holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards.

Staking Risks. Staking involves risks in addition to the other risks of investing in the Trust. *Slashing:* proof-of-stake networks may impose penalties, including the loss of a portion of staked assets, for validator errors or misconduct; any such loss reduces the net asset value attributable to the Common Shares and affects all Common Shareholders, and concentrating assets with selected validators may result in outsized losses. *Liquidity and unbonding:* staked assets are subject to unbonding periods during which they cannot be sold or transferred, which may be longer than anticipated and may delay settlement of redemptions; because the Trust holds multiple crypto assets, an unbonding period affecting one staked asset may delay settlement of an entire in-kind redemption basket, and the Trust's redemption program may be temporarily suspended. *Conflicts of interest and asymmetric exposure:* the Sponsor receives a special allocation of Net Staking Income, which may create an incentive to maximize staking levels and may conflict with the Trust's need to maintain liquidity; Common Shareholders bear the full economic exposure to the staked assets, including slashing and lock-up risk, while the Sponsor's allocation is denominated in U.S. Dollars and does not bear that exposure. *Tax:* staking rewards are expected to be treated as ordinary income for U.S. federal income tax purposes, and the portion of Net Staking Income allocated to Common Shareholders is reported on Schedule K-1 and is taxable regardless of any cash distribution; the tax treatment of staking is uncertain and may change, possibly with retroactive effect. See the prospectus for a complete description of these risks.

Nasdaq Disclaimer

Nasdaq® is a registered trademark of Nasdaq, Inc. Corporations make no representation or warranty, whether express or implied, to the owners of the Fund(s) or any member of the public regarding the suitability of investing in securities in general or in the Fund(s) in particular, or the ability of the Nasdaq CME Crypto Index to track overall market performance. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular digital asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any digital asset or any representation about the financial condition of a digital asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing. ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED. Please find further information in the following (link).